UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Company”), in continuation to the Material Facts published on March 6 and 14, 2018, hereby informs its shareholders and the market in general that it became aware, on this date, that the Second Section of the Brazilian Superior Court of Justice (“STJ”) ruled on the conflict of jurisdiction injunction No. 157.099 requested by the Company due to conflicting decisions between the Market Arbitration Chamber and the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro (“Judicial Reorganization Court”), regarding the Company’s Judicial Reorganization Plan.

Under the terms of the vote given at the trial session by Minister Nancy Andrighi, it was decided by majority vote that discussions that deal with rights provided for in Law No. 6,404/76 (“Brazilian Corporation Law”) between the Company and its partners must be submitted to the arbitral tribunal of the Market Arbitration Chamber, without prejudice to the preservation of the jurisdiction of the Judicial Reorganization Court, which may or may not ratify the decisions of the arbitral tribunal.

In this sense, the decisions handed down by the Judicial Reorganization Court regarding the Judicial Reorganization Plan approved at the General Creditors Meeting and ratified by the Judicial Reorganization Court are maintained and the Judicial Reorganization Plan remains unchanged.

The decision taken on this date will be published by the Second Section of the STJ and is subject to appeal.

The Company will keep its shareholders and the market informed on the development of the subject matter of this Notice to the Market.

Rio de Janeiro, October 11, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer